Exhibit 16

August 8, 2011

Kostandinos Jerry Georgatos

Certified Public Accountants

29042 Hillview St

Hayward

California 94544

Phone: (510) 274 5471

Office of the Chief

Securities & Exchange Commission Washington D.C. 20549

Ladies and Gentlemen:

We were previously the independent registered public accounting firm of Infrastructure Developments Corp. On August 4, 2011, we were dismissed as the independent registered public accounting firm of Infrastructure Developments Corp. We have read Infrastructure Developments Corp.'s statement included under Item 4.01 of its Form 8-K dated August 8, 2011, and we agree with such statements, except that we are not in a position to agree or disagree with Infrastructure Developments Corp.'s statement related to the engagement of Pinaki & Associates LLC. as the independent registered public accounting firm.

Sincerely,

/s/ Pinaki Mohapatra

Kostandinos Jerry Georgatos

Certified Public Accountants

Hayward, California